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                                    Exhibit 4

                    Form of Variable Annuity Contract Rider


                                                             First Ameritas logo
                             Value+ Option Rider

benefits

We will credit an additional 4% (Credit) on all premium payments you make during the first twelve months of the Policy. The Credit will be funded from our general account assets and will be credited proportionately among the investment options you select for premiums. Refunds made under the Policy=s free-look provision will not include any Credit amount.

For premium payments received in Policy Years two through nine, we will provide a proportionately reduced credit according to the following schedule:

                Policy Year               Formula                Reduced Credit
                -----------               -------                --------------
                2                         4% x 8/9                       3.56%
                3                         4% x 7/9                       3.11%
                4                         4% x 6/9                       2.67%
                5                         4% x 5/9                       2.22%
                6                         4% x 4/9                       1.78%
                7                         4% x 3/9                       1.33%
                8                         4% x 2/9                       0.89%
                9                         4% x 1/9                       0.44%

No credits are provided after Policy Year nine.

withdrawals and credit value recapture

The Credit plus any increases for earnings or reductions for investment losses on the Credit are known as the Credit Value. Credit Value withdrawn due to withdrawals will be proportionate from your investment option allocations at the time of the withdrawal.

The Credit Value withdrawn is based on applying the ratio of the Credit Value to the Policy Value immediately prior to the withdrawal to the total withdrawal amount. The Credit Value recaptured is a percentage of the Credit Value withdrawn, where the percentage will be reduced proportionately during the first nine Policy Years. In the first Policy Year, the Credit Value recaptured is one hundred percent (100%) of the Credit Value withdrawn. In Policy Years two through nine, we will reduce the recapture ratio one- ninth each year according to the following schedule. No recapture will occur after the ninth Policy Year.

         Policy Year          Percentage
         2                           89%
         3                           78%
         4                           67%
         5                           56%
         6                           44%
         7                           33%
         8                           22%
         9                           11%

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No recapture of the Credit Value will take place:

         -  on free withdrawal amounts as provided in any other rider;
         - if the Policy is annuitized and applied to a life contingent income option (assuming no premiums paid for two years prior to annuitization);
         -  if a death benefit becomes payable; or,
         - if distributions are required in order to meet minimum distributions requirements under the Internal Revenue Code.

charge

A percentage of the policy value will be deducted from the policy value on the same date in each succeeding month as the Policy date, and will continue through the ninth Policy Year. There is no charge for this benefit after the ninth Policy Year anniversary. Whenever this date falls on a date other than a Business Day, the charge will be deducted on the next Business Day. This charge is noted in the Policy Schedule.

effective date

This rider will become effective on the date shown below. It may not be cancelled after issue and will terminate when the policy terminates.

                             Effective Date of Rider